Exhibit 99.1

TMD Energy Limited Announces Results of 2026 Annual General Meeting of Shareholders

KUALA LUMPUR, MALAYSIA, October 7, 2026 (GLOBE NEWSWIRE) — TMD Energy Limited (“TMDEL” or the “Company”) (NYSE American: TMDE), together with its subsidiaries, a Malaysia and Singapore based services provider engaged in integrated bunkering services, which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced the results of the Company’s 2026 Annual General Meeting of Shareholders (“Annual General Meeting”) held at Dewan Presiden, Kelab Golf Negara Subang, Jalan SS 7/2, 47301 Petaling Jaya, Selangor, West Malaysia on Wednesday, October 7, 2026 at 10:00 A.M. (Malaysia Time) (October 6, 2026 at 10:00 P.M. Eastern Time).

At the Annual General Meeting, shareholders of the Company:

1.	Approved the redesignation and reclassification of the authorized share capital of the Company from 500,000,000 ordinary shares into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

2.	Approved the adoption of the second amended and restated memorandum and articles of association of the Company.

3.	Re-elected the following persons as directors of the Company (the “Directors”), each to serve for a three-year term or until such person ceases to be a Director in accordance with the Company’s second amended and restated memorandum and articles of association :

(a)	Dato’ Sri Kam Choy Ho
(b)	Dato’ Leong Yan Yoong
(c)	Datin Fong Shiang Ng; and
(d)	Mr. Kok Chaw Leong

4.	Ratified the re-appointment of J&S Associate PLT (“J&S”) as the independent auditor of the Company for the fiscal year ended 30 June 2026, and authorized the Board of Directors to fix the remuneration of J&S.

About TMD Energy Limited

TMDEL and its subsidiaries (“TMDEL Group”) are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels. For more information, please visit the Company’s website at: www.tmdel.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the matters to be considered at the Annual General Meeting, the Company’s future business strategies, growth prospects, market opportunities, operational plans, and financial position. Forward-looking statements may be identified by the use of words such as “estimate”, “plan”, “project”, “forecast”, “intend”, “will”, “expect”, “anticipate”, “believe”, “seek”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance.

The Company cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the SEC on February 27, 2025, and other filings with the SEC. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. However, while the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this press release. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

For investor and media inquiries, please contact:

TMD ENERGY LIMITED

e-Mail : corporate@tmdel.com

WFS INVESTOR RELATIONS

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